CALITHERA BIOSCIENCES, INC.

343 Oyster Point Blvd. Suite 200

South San Francisco, California 94080

September 30, 2014

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jay Ingram, Legal Branch Chief

RE:	Calithera Biosciences, Inc.
Registration Statement on Form S-1
File No. 333-198355

Ladies and Gentlemen:

Calithera Biosciences, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on October 1, 2014, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Calithera Biosciences, Inc.

By:	/s/ Susan M. Molineaux, Ph.D.
Name:	Susan M. Molineaux, Ph.D.
Title:	President and Chief Executive Officer